SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-20102

                           NOTIFICATION OF LATE FILING

(Check One):  Form 10-K SB X  Form 11-K   Form 20-F    Form 10-Q     Form N-SAR

  For Period Ended:   March 31, 1999


  Transition Report on Form 10-K          Transition Report on Form 10-Q
  Transition Report on Form 20-F          Transition Report on Form N-SAR
  Transition Report on Form 11-K

    For the Transition Period Ended:________________________________________

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        CELERITY SOLUTIONS, INC.

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and Number)
     270 BRIDGE STREET, SUITE 301
City, state and zip code    DEDHAM, MASSACHUSETTS  02026


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if appropriate.)           _X_

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's Form 10-K for the fiscal year ended March 31, 1999 could not be filed within the time period prescribed by the Securities Exchange Act of 1934 without unreasonable effort or expense because of recent significant turnover of the registrant's employees holding the offices of Treasurer and Chief Financial Officer. In particular, the registrant has had two individuals holding the office of Treasurer and Chief Financial Officer leave the employment of the Company during the last three months. Edward Terino, the registrant's former Treasurer and Chief Financial Officer, left the employment of the Company effective March 31, 1999 and his successor as Treasurer and Chief Financial Officer, James Dore, left the employment of the Company effective June 18, 1999. The unexpected departures of Messrs. Terino and Dore have made it impracticable for the registrant to complete its Form 10-K for the fiscal year ended March 31, 1999 in a timely manner.

     In addition, the preparation of the Company's financial statements for the March 31, 1999 year end were delayed due to the renegotiation of note payment terms with the Company's note holders. These negotiations, which have recently been concluded, resulted in material changes to the financial statements for the March 31, 1999 fiscal year.

     The Company is diligently working to complete the form 10KSB and expects to file it in its entirety on or before the fifteenth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

DAVID J. BROWN                    (617)                         248-4056
   (Name)                      (Area Code)                (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                Yes X         No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                Yes  X        No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

                            CELERITY SOLUTIONS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date JUNE 30, 1999                  By /s/ Paul Carr
                                       --------------------------
                                           Paul Carr
                                           President

Attachment A
Celerity Solutions, Inc.

Anticipated changes in results of operations for the fiscal year ended March 31, 1999 as compared to the fiscal year ended March 31, 1998.

Celerity Solutions, Inc. (the Company) expects that its net loss for the fiscal year ended March 31, 1999 will be significantly higher than its net loss for the fiscal year ended March 31, 1998. The Company expects to report a net loss of approximately $2.9 million (unaudited) for the fiscal year ended March 31, 1999 as compared to a net loss of $1.9 million for the fiscal year ended March 31, 1998.

The following table presents net loss excluding non-recurring items:


Fiscal year ended                        March 31, 1999    March 31, 1998
                                         --------------    --------------
                                          (unaudited)

Net loss ($ 000)                            $(2,900)           $(1,900)
Non-recurring items:
     Purchased R&D                               --            $ 3,209
     Gain on sale of assets                      --            $(2,307)
     Reorganization expense                 $   439                 --
                                         --------------------------------
Net loss from ongoing
operations                                  $(2,461)           $  (998)
                                         ================================

The Company attributes the increase in net loss excluding non-recurring items, in the amount of $1,463, to:

     a) an increase in the use of subcontractors which significantly increased costs.

     b)   an increase in marketing, sales and administrative costs.

     c)   a write-off of uncollectible accounts receivable.

     d) the accrual of severance and other costs related to a 20% reduction in work force.